Filed by: Diamond Offshore Drilling, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Diamond Offshore Drilling, Inc.

Commission File No.: 001-13926

[The following is a transcript of a conference call held by Noble Corporation plc (“Noble”) and Diamond Offshore Drilling, Inc. (“Diamond Offshore”) on June 10, 2024 in connection with the proposed transaction between Noble and Diamond Offshore.]

Robert Eifler

Good morning. Welcome, everyone, and thank you for joining us on the call today. We’re incredibly excited about this combination, which presents an abundance of industrial logic, a great cultural fit between our two companies, and significant and immediate accretion for shareholders on both sides of the deal. Over the past three years, Noble has been very active and purposeful with our M&A strategy to create a leading offshore driller that could credibly aim to become first choice with customers, employees and shareholders. Bringing Diamond onto this platform is the next logical step in this journey. We have stated consistently that following the successful integration of the transformative Maersk drilling combination, Noble is now at a sufficient scale that any further M&A would have to be considered highly selectively. And indeed, this opportunity is uniquely well aligned with our growth roadmap and our commitment to driving shareholder value through strong execution for our customers, free cash flow generation and returning capital to shareholders. Hence an adjacent feature of today’s announcement is the 25% increase to our quarterly dividend, up from $0.40 to $0.50 effective next quarter. This increase is further supported by the significant accretion to Noble’s 2025 free cash flow per share that is expected to arise from the Diamond acquisition. This is a relatively straightforward transaction with Diamond shareholders to receive $24.6 million Noble shares and $600 million in cash, representing an 11.4% premium to last Friday’s close. Subject to normal closing conditions, including regulatory clearances and Diamond shareholder approval, we’re targeting to close in the fourth quarter of this year, our first quarter of 2025.

Now, I’ll cover a few of the key highlights that we think make this such a compelling combination. First, from a fleet perspective, this creates the leading operator of Tier 1 drillships. Diamond’s four BlackShips plus Noble’s 11 Tier 1 drillships, all compete at the top echelon with the highest day rates in the industry. Additionally, the Ocean GreatWhite will bring a very high spec harsh-environment semi into our fleet, which is an attractive segment of the market where we do not currently participate. Behind these five most modern assets, Diamond’s remaining five semis possess a variety of niche applications, primarily in the moored segment. These five units have been over 85% utilized over the past three years and have strong forward contract coverage representing close to $800 million out of Diamond’s $2.1 billion of total backlog.

Second, when we speak to the cultural fit across our two companies in terms of operational excellence, safety and environmental stewardship, there’s perhaps no closer comparison to be found in between Noble and Diamond. Bernie and I, of course, share a lot of important history over the years, both as colleagues and as respected competitors. And it’s safe to say that there’s a lot of common ground in the way that our respective companies prioritize and manage operational risk and take care of our employees and customers.

Next, our companies enjoy highly complementary positioning of our operations and customer coverage. We have a great deal of customer diversity with over 80% of Diamond’s backlog contracted to customers that are not current Noble customers on the floater side. So, we’re very excited about the opportunity to serve these additional customers.

Next, there’s a very attractive backlog dimension to this transaction, including Diamond’s $2.1 billion of backlog, our combined pro forma backlog extends to $6.5 billion. Diamond’s is a high quality backlog as well. The four BlackShips average about two years at $460,000 per day and closer to $480,000 per day by year two. And the remaining $800 million of backlog across the other rigs provides a complementary firm cash flow stream through late 2027. Importantly, this backlog accretion is supportive and intrinsic to the cash component of our transaction structure.

Finally, on synergies, we’re targeting $100 million of total cost synergies. We aim to realize 75% of this synergy target within the first year, with active muscle memory and expertise in-house, from having recently digested a comparably larger and more complex integration of Maersk Drilling, we are highly confident in executing a successful integration, which of course is also aided by the aforementioned cultural dimension. As we have in our past integrations, we’ll ensure our customers’ needs and our own service posture remain the priority through this integration.

So, that’s a quick summary of some of the highlights. We’re extremely excited about the value that this transaction can deliver across all stakeholders, and we look forward to the journey ahead in bringing these two fantastic organizations together.

With that, I’ll pause there and ask Bernie to share his thoughts before we move on to Q&A.

Bernie Wolford

Thank you, Robert. First of all, I couldn’t agree more about the importance of the unique fit of these two companies, which I know from personal experience, share our common culture and an uncompromising commitment to service, excellence and reliability for our customers. From a Diamond perspective, we’ve been pretty transparent about the imperative to gain more efficient scale. This combination with Noble is an ideal path to attain that scale while providing Diamond shareholders access to both immediate and long-term upside potential as part of a larger enterprise with a compelling free cash flow and dividend offering, as well as shared participation and meaningful synergies with through-cycle scale. To all of the dedicated Diamond employees who have committed so much to our long and impressive history, I’d like to offer my most sincere appreciation. The opportunity ahead for this combined company as a leader in deepwater is incredibly promising, and I’m confident that we have the right assets and people to make this a great success.

With that, I’ll hand it back to Robert.

Robert Eifler

Thank you so much, Bernie. Sarah, I think we’re just going to go straight to Q&A.

Q&A Section

Gregory Lewis, BTIG Hey, thank you, and good morning, Robert and Bernie. Hey, congratulations on getting the deal done. Yeah, I think a lot of people have been waiting for maybe not Noble but, but definitely somebody to buy Diamond. Robert, I did have a question. You know, obviously, the, you know, the Maersk or the 1972 drilling company acquisition, I think is still fresh in a lot of people’s minds. You know, could you talk a little bit about, you know, maybe how the regulatory environment has changed or maybe what, what is different in terms of, you know, the consolidation landscape? And, and really, you know, my questions around the, you know, the long windy process of getting the regulatory approvals in the UK that, that really seems like it was in, you know, it was just a process last time around?

Robert Eifler Yeah. Yeah. And thanks, Greg, and thanks for your, your kind words. Yeah. Look, the, the, the UK was really the long pole in the tent with, with the Maersk drilling combination and obviously in this combination, the, the, the only crossovers between floaters and jackups there. So, I would characterize the entire regulatory landscape as being much more straightforward and something that, you know, I guess the way to put it would be we’re, we’re confident around the timing we’ve given to close here.

Gregory Lewis, BTIG Okay, great. And then, and then one other change or one other strategy that maybe is different between the two companies, you know, I know, you know, Diamond had, you know, previously, previously been a manager of other people’s rigs. And I believe there is, you know, some rig management contracts, maybe for some, some newbuilds that aren’t owned by Diamond. But Diamond was going to provide rig management services. Does any existing, or how does that strategy change when the whole entity is consolidated at Noble?

Robert Eifler Yeah, look, I won’t speak to specifics on those individual contracts. Bernie, feel free to hop in. I would say as to the current management on the, on the, the, the three, I guess the three newest management contracts, you know, those are excellent rigs. Those are rigs that we’ve always said will be in the marketplace and belong in the marketplace, working for customers globally. And so, we don’t have any real view other than we expect that those rigs are going to be out there competing. I think the, the owners have a fair amount of flexibility, and we’ll see if there’s a conversation there. We’re not opposed to managing rigs, that’s for sure.

Gregory Lewis, BTIG Okay. Super helpful. Thank you very much.

Bernie Wolford Hey Greg, I would just add that Diamond is uniquely positioned to put those units to work with our highly contracted BlackShips. And we’re out of time in the market where there are a number of opportunities coming forward that we don’t have our own rigs to put those rigs to work for. And so, I think both as marketing rights and future potential management contracts, they represent great upside for Diamond as well as upside for the combined company going forward.

Gregory Lewis, BTIG Okay, great to hear. Thanks, Bernie.

Kurt Hallead, Benchmark Hey, good morning, everybody, and congrats on the transaction.

Robert Eifler Thanks, Kurt.

Kurt Hallead, Benchmark Sure. So, I’m kind of curious, you guys referenced some $75 million of potential synergies within, within the first year of, of closing. Can you just give us some general sense as to, you know, what’s the mix of that between cash and non-cash synergies? I’m assuming it’s all cash, but just want to be clear.

Richard Barker Yeah, sure Greg, it’s Richard here. I think the fair assumption is to assume that this is all cash. You know, the majority of the synergies are going to be more on the cost side, on the shore based side. We do expect to realize some on the supply chain side as well. But, but I think a fair assumption for the modeling perspective is just assume that all of those are cash.

Kurt Hallead, Benchmark Okay, that’s great. And then just as a follow up, I also wanted to be just expressly clear in the context of the capital structure. So, post transaction, it looks like you’ll be obviously taking on the Diamond debt and taking on another $600 million of debt. So, pro forma combined probably along the lines of $1.7 billion in debt. Do I understand that correctly?

Richard Barker Yeah, that’s, that is correct. So, we’ll have about, you know, if you include the leases, about $1.8 billion of debt on the combined company. So, from a net leverage perspective, it will just be, it will be about just over one times on this 2024 basis.

Kurt Hallead, Benchmark Okay. And maybe just one last follow up for either Bernie or for Robert. So, you know, in the context of the, the [indiscernible], you referenced that it sounds like the management contract that you have, can market these other three rigs is, is going to remain in place. Were there any triggers and contract language that would change that dynamic as it relates to any kind of change of control provision?

Bernie Wolford Hey, Kurt, this Bernie. There are no specific triggers related to change of control, although the owners of those assets have broad discretion as to who they choose to market their rigs. They chose Diamond because among other things, we’ve got a great reputation with clients, and we have a drillship fleet that’s fully booked. And we’re, we’re in the market today with a number of opportunities.

Kurt Hallead, Benchmark That’s great. Appreciate that color. Thanks, guys.

Doug Becker, Capital One Thank you, and congratulations. A question for Robert and Bernie, but just want to get your thoughts on why is this the right time to do the deal? The stocks are both down from recent highs and just want to get a better sense for what stars aligned to allow this to happen?

Robert Eifler Yeah, sure. I mean, happy to kick it off. You know, this industry has, you know, consolidation and M&A, as you know, are terms that have been associated with this industry for several years now, really the whole post-COVID area era, obviously, we’ve been meaningful participants there. We have long admired Diamond, their management team, their employees, their way of doing business. And I would say, you know, big M&A like this, a lot of stars have to align. And I think in this instance, all of the things that make this attractive from Diamond’s backlog, obviously, the culture hasn’t, hadn’t, wasn’t, was a constant through all this. But the backlog and outlook which we hold is very positive, all aligned. And I would say that we’re extremely excited about the way this is, this has all worked out. I think it’s going to be a really great combination.

Bernie Wolford In addition to the obvious culture fit and the benefits, we’ll think that will bring for our employees and the future shareholders of the combined company, we both feel like the companies are respectively undervalued in the market today with 2025 and 2026 EBITDA multiples. Diamond’s cash flow really accelerates going into 2025 significant backlog and just a platform where we can kind of leverage that, that future backlog and cash flow in a way that’s best for our shareholders.

Doug Becker, Capital One I appreciate that. And maybe just kind of ties into what you mentioned, Bernie, about the undervaluation. But Robert and Richard just, how do you think about the valuation for those five conventional semis? Obviously, highlighting pretty good utilization there and good backlog. Yeah, I think it’s pretty obvious that the drillships account for the bulk of the value, but any context you can get for the value you see in those other five assets?

Robert Eifler Yeah, sure. I can give a little bit of color there. I mean, you know, obviously we look at a number of different valuation methods when, when we’re going through, through something like this. And, and I think whether you’re looking at NAVs multiples, whatever, the, the, looking at the past utilization and success rate for those rigs and the forward contract coverage really I think justifies all of the current market valuation around Diamond. You know, they’re obviously older rigs, but they have in a couple instances a very loyal customers and a great operating history. And so, we see it all as, as very additive to the, to the story going forward outside of, outside of obviously the fleet quality piece since they’re older rigs. It’s all, all very additive to the story going forward.

Doug Becker, Capital One Thank you.

Eddie Kim, Barclays Hi. Good morning, and congratulations on the deal. I wanted to circle back on, on the question earlier about regulatory clearances. We know you had to divest some rigs in the North Sea to close the Maersk acquisition. Noble and Diamond do have some overlap in the Gulf of Mexico. Do you foresee any issues or potential bottlenecks? And what do you see as the probability of the governing authorities forcing you to, to divest one or maybe more of your assets in the Gulf?

Robert Eifler Yeah, it is fair question in light of our, our last transaction, although we haven’t made the regulatory filings yet. And so, we’re going to have to leave some of this as, as to be updated in the future. Look, I would reiterate that we are very comfortable with the timeline that we’ve outlined to get to close. And obviously, that, that’s inclusive of our analysis around the various different regulatory frameworks.

Bernie Wolford Eddie, I would just add, you know, drillships are the most mobile class of assets on the planet today. And, you know, us and our competitors are regularly able to compete, whether we’re in the Gulf of Mexico or outside the Gulf of Mexico with assets. In the Golden Triangle, location is very fungible when it comes to drillships.

Eddie Kim, Barclays Yeah, got it. Fair point. And these aren’t, these aren’t fixed assets for sure. My follow up is just on a fleet rationalization. Rob, just you know, with the addition of the Diamond’s fleet here, does this potentially change your views on, on fleet rationalization of some of your fleet or even some of Diamond’s rigs?

Robert Eifler No, it really doesn’t, Eddie. I mean, I think one of the things that’s interesting here is, is the complementary nature of how, of how not only the customers line up, but also the regions. So, you know, we’ll add some, some helpful scale in, in Brazil and elsewhere. And, you know, I think as you look at the map kind of around the globe, we didn’t include a map in the, in the material. So, if you were to look at a map around the globe, I think really what this does is it gives the combined company better scale and a better ability to serve customers on a global basis. So, look, I don’t think it really changes how we might think about any individual asset.

Eddie Kim, Barclays Got it. Understood. Thank you.

David Smith, Pickering Energy Partners Hey, good morning. And congratulations to, to Noble. At first glance, this definitely looks accretive on, on free cash flow, EV multiples and, and NAV. And congratulations to DO. It’s a nice outcome versus the sub $6 share price when we launched coverage 23 months ago. I did want to, most of my questions were answered. But question for, for Robert or Richard, could you share some color on how you settled on the mix of cash versus equity consideration for the merger? And also, whether you think there was more room to raise debt if you had wanted to?

Robert Eifler Yeah, I can, I can get and then Richard fill in. But, but look, we looked very hard at, at the leverage multiple. And we basically got comfortable with, with where we landed. We obviously run downside scenarios and we all remember that era, which you just referred to. And so we, you know, spent a long-time thinking about, about what made sense for the combined company and just came out with, with what I think is appropriate, appropriate leverage for, for now for the company.

David Smith, Pickering Energy Partners All right. Appreciate it. Thank you.

Noel Parks, Tuohy Brothers Hi. Good morning. Just had a couple questions. Just wondering, I don’t know if this is something you’ve actually dug down, sorry, I don’t know if there’s something you dug down into much before. But in terms of the, the Diamond drillships coming into the Noble inventory, is there anything particularly helpful I had in terms of just maintenance timing that sort of being able to interweave the additional ships, you know, would be favorable for, for the Noble fleet?

Robert Eifler Well, yeah, go ahead, Bernie. Go ahead and I can…

Bernie Wolford No, you know, as you probably know from our fleet status report, we’ve got two SPS’s this year, one SPS next year, and none in 2026. So, you know, from the Diamond Fleet perspective certainly comes at a time when our revenue efficiency and available contract days are going to be very high. And you probably know that the four black ships or HHI vessels similar to the four rigs that Noble built in the shipyard and have currently working in Guyana.

Robert Eifler Yeah. And I was going to just add to that too. Diamond has GE stacks on those rigs and we’ve got a number of GE stacks in our fleet already that came through the Maersk merger. So, we have a Subsea and maintenance group that is very well prepared to take on the equipment from those side. We’ve got everything covered.

Noel Parks, Tuohy Brothers Great, thanks. And I was just wondering for, for Bernie or for Robert, I just wondering if, if Diamond had stayed standalone. But overnight you were given sort of advantages on, on cost of capital that would come from a large organization. Anything you could envision being, having been more aggressive on incrementally, you know, just based with, you know, if you were faced with just that increased flexibility and capital?

Bernie Wolford So, you know, the real advantage we see to this larger platform and obviously what should be a lower cost of capital for the, for the combined entity, it’s not only the ability to return significant cash to shareholders, but it’s just the through cycle resilience to be here, be here for the long term, continue innovating when it comes to technology, having a larger platform on which to train people and transfer people across the globe, you know, those kind of benefits don’t all transfer necessarily to synergies. But when it comes to the customer, those are things they really care about.

Noel Parks, Tuohy Brothers Great. Thanks so much.

Josh Jayne, Daniel Energy Partners Thanks, Good morning. First question is for, is for Robert. Just going after the specific fleet in Diamond, obviously pro forma, much more deepwater focused. Could you just talk broadly from a strategy perspective? Does this signal further confidence in the deepwater floater market as opposed to the jackup market over the next couple of years and maybe just offer some thoughts there?

Robert Eifler Sure. Yeah, happy to. Look, we’re very positive in our outlook on, on the deepwater market. And we’ve spent time talking about that in the past. We continue to see a number of very positive forward indicators. We see our customers making longer term plans. We see budgets up. We see FIDs up, and we see a general return of interest to deepwater development and exploration. That does, that’s not, that’s no common on the jackup market. We are now, as a percentage basis, smaller, incrementally smaller on close here in jackups and despite kind of a, a negative news wave with some of the developments in Saudi, that markets held up great and it has, it’s a very slightly different market but really has, has been resilient here recently. So, look, we, we’ve, we’ve said in the past that as we grow, we’re more likely to grow in deepwater. And, of course, this is an indication of that.

Josh Jayne, Daniel Energy Partners Okay, thanks. And then a follow up. You accelerated your cash return to shareholders in this release. Could you just talk about when you’re looking at assets to potentially acquire, how important it was to secure something with this level of backlog when considering a target in order to return more cash to shareholders? And how you’re thinking about that going forward, will be great? Thanks.

Robert Eifler Yeah, that’s really a good question. You know, we’ve said that we would return the significant majority of our cash flow to our shareholders. And we’ve done that. We’ve, we’ve returned actually just a bit more than our, our cash flow over the last year, year and a half. So, we’re really stuck by what we said. And this deal is highly and immediately accretive to our shareholders. So, it’s going to allow us to return more. We made it, you know, made that immediately obvious with the dividend raise, but looking at, at the accretion is a, is a critical, critical evaluation and anything we look at in this one screens extremely well and we’re really pleased to be able to demonstrate that with the dividend raise and we look forward to continuing with our, with our policy of returning the significant majority of that cash flow going forward.

Sunny Sekhon, Truist Securities Good morning. Question relates to the Diamond offshore bonds and how they fit into the capital structure? Obviously, those bonds are secured bonds with restricted covenants. Do you intend to keep them outstanding and assume those bonds within the whole capital structure or intend to take them out and refi with new bonds?

Richard Barker Yeah, Same, very good question. Our intention is to keep those bonds outstanding. You know, base plan would be to keep them in a separate kind of silo, if you will. And obviously, then we also have a bridge commitment for the $600 million cash consideration part of the deal. And the intent would be to take that out with an unsecured bond closer to closing.

Sunny Sekhon, Truist Securities Okay. Are there any covenants that prevent you from like filing covenants or anything like that, that, that will be a little bit more restrictive in that case, if you intend to keep them in, in a separate silo?

Richard Barker Yeah. I mean, it’s something we’ll, we’ll monitor. But I think, you know, the capital structure with, with leverage around one time so we’ll have real flexibility in that capital structure. So, that’s something I wouldn’t worry about at all.

Sunny Sekhon, Truist Securities Okay. Appreciate it. Thank you.

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included in this communication that address activities, events or developments that Diamond Offshore and Noble expects, believes or anticipates will or may occur in the future are forward-looking statements. Words such as “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “create,” “intend,” “could,” “would,” “may,” “foresee,” “plan,” “will,” “guidance,” “look,” “outlook,” “goal,” “future,” “assume,” “forecast,” “build,” “focus,” “work,” “strive,” “allow,” “continue” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements include, but are not limited to, statements regarding the proposed business combination between Diamond Offshore and Noble pursuant to the Merger Agreement (the “Transaction”), pro forma descriptions of the combined company and its operations, integration and transition plans, synergies, opportunities and anticipated future performance. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. These include the expected timing and likelihood of completion of the Transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the Transaction that could reduce anticipated benefits or cause the parties to abandon the Transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, the possibility that stockholders of Diamond Offshore may not approve the Merger Agreement, the risk that the parties may not be able to satisfy the conditions to the Transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the Transaction, the risk that any announcements relating to the Transaction could have adverse effects on the market price of Diamond Offshore’s common stock or Noble’s ordinary shares, the risk that the Transaction and its announcement could have an adverse effect on the ability of Diamond Offshore and Noble to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk the pending Transaction could distract management of both entities and they will incur substantial costs, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve synergies or it may take longer than expected to achieve those synergies and other important factors that could cause actual results to differ materially from those projected. All such factors are difficult to predict and are beyond Diamond Offshore’s and Noble’s control, including those detailed in Diamond Offshore’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on its website at https://investor.diamondoffshore.com and on the Securities Exchange Commission’s (the “SEC”) website at http://www.sec.gov, and those detailed in Noble’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on its website at https://www.investors.noblecorp.com and on the SEC’s website at http://www.sec.gov. All forward-looking statements are based on assumptions that Diamond Offshore and Noble believe to be reasonable but that may not prove to be accurate. Any forward-looking statement speaks only as of the date on which such statement is made, and Diamond Offshore and Noble undertake no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

No Offer or Solicitation

This communication relates to the Transaction between Diamond Offshore and Noble. This communication is for informational purposes only and is not intended to and does not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, in any jurisdiction, pursuant to the Transaction or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Important Additional Information

In connection with the Transaction, Noble expects to file with the SEC a registration statement on Form S-4 (the “Registration Statement”) that will include a proxy statement of Diamond Offshore and a prospectus of Noble (the “Proxy Statement/Prospectus”). The Transaction will be submitted to Diamond Offshore’s stockholders for their consideration. Diamond Offshore and Noble may also file other documents with the SEC regarding the Transaction. The definitive Proxy Statement/Prospectus will be sent to the stockholders of Diamond Offshore. This document is not a substitute for the Registration Statement and Proxy Statement/Prospectus that will be filed with the SEC or any other documents that Diamond Offshore and Noble may file with the SEC or send to stockholders of Diamond Offshore and shareholders of Noble in connection with the Transaction. INVESTORS AND SECURITY HOLDERS OF DIAMOND OFFSHORE AND NOBLE ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DIAMOND OFFSHORE AND NOBLE, THE TRANSACTION, THE RISKS RELATED THERETO AND RELATED MATTERS.

Investors and security holders will be able to obtain free copies of the Registration Statement and the Proxy Statement/Prospectus (when available) and all other documents filed or that will be filed with the SEC by Diamond Offshore and Noble through the website maintained by the SEC at http://www.sec.gov. Copies of documents filed with the SEC by Diamond Offshore will be made available free of charge on Diamond Offshore’s website at https://investor.diamondoffshore.com under the “Investor Relations” tab or by directing a request to Investor Relations, Diamond Offshore Drilling, Inc., 777 N. Eldridge Parkway, Suite 1100, Houston, Texas 77079, Tel. No. (281) 647-4035. Copies of documents filed with the SEC by Noble will be made available free of charge on Noble’s website at https://www.investors.noblecorp.com, under the “Investors” tab, or by directing a request to Investor Relations, Noble Corporation plc, 13135 Dairy Ashford, Suite 800, Sugar Land, Texas, 77478 , Tel. No. (713) 239-6507.

Participants in the Solicitation

Diamond Offshore, Noble and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect to the Transaction.

Information about the directors and executive officers of Diamond Offshore is set forth in Diamond Offshore’s proxy statement for its 2024 annual meeting, including under the headings “Election of Directors (Proposal No. 1),” “Compensation Discussion and Analysis,” “Executive Compensation,” and “Stock Ownership of Management and Directors,” which was filed with the SEC on March 28, 2024 and is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/949039/000119312524080696/d882683ddef14a.htm, (ii) Diamond Offshores’s Annual Report on Form 10-K for the year ended December 31, 2023, including under the headings “Item 10. Directors, Executive Officers and Corporate Governance,” “Item 11. Executive Compensation,”

“Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters,” and “Item 13. Certain Relationships and Related Transactions, and Director Independence,” which was filed with the SEC on February 28, 2024 and is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/949039/000095017024022282/do-20231231.htm and (iii) subsequent statements of changes in beneficial ownership on file with the SEC.

Information about the directors and executive officers of Noble is set forth in (i) Noble’s proxy statement for its 2024 annual meeting, including under the headings “Resolutions 1, 2 ,3, 4 ,5 ,6, 7 & 8” and “Compensation Discussion and Analysis,” which was filed with the SEC on April 10, 2024 and is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1895262/000119312524091850/d807356ddef14a.htm, (ii) Noble’s Annual Report on Form 10-K for the year ended December 31, 2023, including under the headings “Item 10. Directors, Executive Officers and Corporate Governance,” “Item 11. Executive Compensation,” “Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters,” and “Item 13. Certain Relationships and Related Transactions, and Director Independence,” which was filed with the SEC on February 23, 2024 and is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1895262/000162828024006622/ne-20231231.htm, (iii) Noble’s Current Report on Form 8-K filed with the SEC on March 15, 2024 and available at: https://www.sec.gov/ix?doc=/Archives/edgar/data/949039/000119312524068298/d810669d8k.htm and (iv) subsequent statements of changes in beneficial ownership on file with the SEC.

Investors may obtain additional information regarding the participants in the solicitations and a description of their direct and indirect interests, by security holdings or otherwise, by reading the Registration Statement, Proxy Statement/Prospectus and other relevant materials to be filed with the SEC regarding the Transaction when they become available. Stockholders of Diamond Offshore and shareholders of Noble, potential investors and other readers should read the Proxy Statement/Prospectus carefully when it becomes available before making any voting or investment decisions.